Transforming Potential into Reality I-Mab Biopharma August 28, 2024

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# Advancing a Differentiated Pipeline

| ASSET | PHASE 1 | PHASE 2 | PHASE 3 | MARKET OPPORTUNITY | STATUS/POTENTIAL NEXT STEPS | PARTNERSHIPS |
|---|---|---|---|---|---|---|
| **Uliledlimab**<br>CD73 mAb | | | | 1L mNSCLC: Target population of 300k+ patients[2] | **1H 2025**: First patient dosed in pembrolizumab + chemo combination for 1L mNSCLC<br><br>**2H 2025**: Phase 2 PFS data from ongoing TJBio study (China-only) evaluating combination with toripalimab | 天境生物 TJ BIOPHARMA<br>TJ Bio |
| **Givastomig**[1]<br>CLDN18.2 X 4-1BB<br>Bispecific Ab | | | | 1L GC, GEJ, EAC: Target population of 100k+ patients[2] | **Q3 2024**: Phase 1 dose expansion monotherapy data at ESMO 2024<br><br>**2H 2025**: Phase 1b data in combination with nivolumab + chemo in 1L GC, GEJ, EAC | Bristol Myers Squibb<br>ablbio |
| **Ragistomig/ABL503**[1]<br>PD-L1 X 4-1BB<br>Bispecific Ab | | | | Refractory/relapsed cancers: PD-(L)1 progression impacts most patients with metastatic disease[2] | **1H 2024**: Phase 1 monotherapy data presented at ASCO 2024 | ablbio |

1. Co-developed with ABL Bio (givastomig also known as ABL111, ragistomig also known as ABL503)
2. Global Data Epidemiology Data, Guidehouse legacy research

Notes: CPI = checkpoint inhibitors; mNSCLC = metastatic non-small cell lung cancer; PD-(L)1 refers to inhibitors of PD-L1 or PD-1; Ab = antibody;GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma cancer; 1L = first line; ASCO 2024 = the American Society for Clinical Oncology Annual Meeting in 2024; PFS = progression free survival;ESMO 2024 = the European Society for Medical Oncology Annual Meeting in 2024

I-MAB BIOPHARMA

3

Uliledlimab (targeting CD73) Initial development focused on 1L mNSCLC with potential to expand across multiple indications in combination with immune checkpoint inhibitors Anti-CD73 CD73 Biology Key Advantages CD73 is the rate-limiting enzyme that converts AMP into immunosuppressive adenosine Uliledlimab completely inhibits CD73 activity and the production of adenosine Blocking CD73 activity leads to complete inhibition of the adenosine pathway Uliledlimab targets CD73 non-competitively without the “hook effect” Note: mNSCLC = metastatic non-small cell lung cancer; AMP = adenosine monophosphate

# CD73 is the Rate-Limiting Enzyme in the Adenosine Immunosuppression Pathway



Multiple Pathways
Converging
Multiple Receptors
Canonical
ATP
CD39
ADP
CD39
AMP
CD203a
NAD+
CD38
ADPR
CD203a
AMP
Alternative
CD73
Rate-limiting
ADO
A1AR
A2aAR
A2bAR
A3AR

**All AMP pathways converge at CD73 to generate adenosine**

**Advantages of targeting CD73 for cancer therapy:** blocking CD73 activity leads to complete inhibition of the adenosine pathway.

Known potential escape pathways (ATP, cyclic AMP, and nicotinamide adenine dinucleotide through separate biochemical pathways) exist when targeting upstream CD39 or downstream adenosine receptors.

Source: I-MAB information on file
Notes: ATP = adenosine triphosphate; NAD+ = nicotinamide adenine dinucleotide; ADP = adenosine diphosphate; ADPR = adenosine diphosphate ribose; AMP = adenosine monophosphate; ADO = aldehyde deformylating oxygenase

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CD73 enzyme activity inhibition Dose-dependent CD73 inhibition without the “hook effect” Uliledlimab: A Differentiated CD73 Antibody Open conformation (inactive) Closed conformation (active) Oleclumab1 Intra-dimer binding mode Inter-dimer binding mode Open conformation (inactive) Closed conformation (active) Unique intra-dimer binding through a C-terminus epitope Uliledlimab inhibits CD73 by binding to the C-terminus and preventing CD73 dimerization Oleclumab inhibits CD73 by binding to the N-terminus and preventing CD73 dimerization Uliledlimab CD73 enzyme activity inhibition Uliledlimab concentration Oleclumab concentration Uliledlimab CD73 dimer Oleclumab CD73 dimer Binding site Binding site Oleclumab (MEDI9447) was internally produced based upon the published sequence Source: I-MAB information on file

Partial inhibition by inter-dimer binding mode Complete inhibition by intra-dimer binding mode Uliledlimab May Completely Inhibit CD73 Function in vitro Whereas Competitor Antibody Does Not Astra Zeneca is evaluating oleclumab in a Phase 3 study in patients with Stage III NSCLC Oleclumab (MEDI9447) was internally produced based upon the published sequence

Inhibition of CD73 Activity & Tumor Growth is Dose-Dependent for Uliledlimab Inhibition of CD73 activity and tumor growth in vivo is limited by oleclumab’s hook effect biology Inhibition of CD73 activity and tumor growth in vivo by uliledlimab is dose-dependent Dose-dependency not observed for oleclumab Source: Data on file (IMAB), based on in vivo study on a PDX mouse model of NSCLC (LU5212, Crown Bioscience) in which CD73 inhibition in tumor was evaluated using an enzyme-histochemistry assay Oleclumab (MEDI9447) was internally produced based upon the published sequence. PDX = patient derived xenograft mouse model

# Ulilédlimab + Toripalimab Data Supports Patient Selection Based on CD73 Expression and Shows Manageable Toxicity

**Phase 2 ORR data from front-line NSCLC Cohort***

| ORR% (n) | PD-L1 All | PD-L1≥1% |
|---|---|---|
| $CD73^{High}$ | 53% (10/19) | 63% (10/16) |
| $CD73^{Low}$ | 18% (8/45) | 20% (5/25) |
| Pembro (KN-042) PD-L1≥1% | NA | 27% (174/637) |

**Safety observations for ulilédlimab, administered to >200 patients in combination studies with CPIs**

**Safety profile of combination comparable to CPI monotherapy studies**

Well tolerated up to the highest doses tested (45mg/kg Q3W), without MTD

Most TRAEs/AEs were Grade 1 or 2

Notes: ORR = objective response rate; MTD = maximally tolerated dose; Q3W = every three weeks; AE = adverse events; CPI = checkpoint inhibitors; TRAEs = treatment-related adverse events; ASCO 2023 = the American Society of Clinical Oncology 2023 Annual Meeting; toripalimab (used in this study) = Approved/Chinaand the US (Shanghai Junshi Biosciences/Coherus Biosciences)
*Patient disposition based on ASCO 2023 Poster from a cohort of 70 enrolled patients with unresectable/metastatic disease, including 67 efficacy evaluable and 64patients who received at least one post baseline tumor assessment per iRECIST. Overall study (up to n=190) enrolled 5 cohorts (3 NSCLC sub-types, 1 ovarian, 1 all comers): data in this deck are from the treatment naïve, Stage IV NSCLC patients

I-MAB BIOPHARMA 9

Most Tumors Decrease in Size Notes: Response definitions per iRECIST criteria. PR = partial response; SD = stable disease; PD = progressive disease; BOR = best overall response Source: ASCO 2023 Poster Early Phase 2 Data in Treatment Naïve NSCLC Patients

Most Responses are Durable 18 of 21 patients with an objective response remain on treatment with a median follow-up of 10.8 months Notes: Response definitions per iRECIST criteria. PR = partial response; SD = stable disease; PD = progressive disease; iUPD = unconfirmed progressive disease Source: ASCO 2023 Poster

Rationale to Support Uliledlimab + Pembro + Chemotherapy in 1L mNSCLC Samanta D, Park Y, Ni XH, Semenza G. 2017. Chemotherapy induces enrichment of CD47+/CD73+/PDL1+ immune evasive triple-negative breast cancer cells. PNAS Vol. 115, No 6. Notes: mNSCLC = metastatic non-small cell lung cancer; IO = Immuno-oncology The addition of chemotherapy to IO monotherapy extends the benefit of IO to lower levels of PD-L1 expression Uliledlimab has a favorable toxicity profile in combination with IO agents Chemotherapy induces CD73 expression suggesting additional benefit by combining uliledlimab with pembrolizumab + chemotherapy1 Based on this rationale I-Mab plans to dose the first patient with uliledlimab in combination with pembrolizumab + chemotherapy in newly diagnosed patients with mNSCLC in 1H 2025

# Uliledlimab Development Plan: Randomized Study Design for Combination with Pembrolizumab + Chemotherapy

IND application cleared Aug-2024

**Eligibility:**

1L Advanced mNSCLC

ECOG PS 0/1

**Stratify By:**

PD-L1 TPS

Histology

*(n=96)*



Dose Escalation Lead-In (n=6)
Uli Dose Level -1 + Pembro + Chemo (Q3W)
IDMC
R 2:1
Uli Dose Level 1 (n=30)
Uli Dose Level 1 + Pembro + Chemo (Q3W)
SoC (n=15)
Pembro + Chemo (Q3W)
IDMC
R 2:1
Uli Dose Level 2 or -1 (n=30)
Uli Dose Level 2 or -1 + Pembro + Chemo (Q3W)
SoC (n=15)
Pembro + Chemo (Q3W)

## Endpoints

**Primary:** Safety, Efficacy (ORR) **Secondary:** PFS, DOR, OS

Notes: mNSCLC = metastatic non-small cell lung cancer; R = randomized; ECOG PS = ECOG Performance Status Scale; TPS = tumor proportion score; ORR = objective response rate; PFS = progression free survival; DOR = duration of response; OS = overall survival; Q3W = dose every three weeks; IDMC = independent data monitoring committee; IND = investigational new drug; Pembro = pembrolizumab; Chemo = chemotherapy; 1L = first line

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# Givastomig (targeting Claudin 18.2 and 4-1BB)

Ongoing combination studies with nivolumab + chemotherapy across a wide range of Claudin 18.2 levels


CLDN18.2
4-1BB scFv

| Molecular Design | Key Differentiation |
|---|---|
| Binding activity demonstrated across **various levels of CLDN18.2 expression** | Exhibits **CLDN18.2 binding** even on low expressing tumor cells |
| **Higher-affinity binding** to CLDN18.2 compared to reference antibody Zolbetuximab | Localized T cell activation in TME to **minimize 4-1BB-mediated liver toxicity** and systemic immune response |

**Unique bispecific Ab integrates Claudin 18.2 as a tumor engager and 4-1BB as a conditional T cell activator**

Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment; Ab = antibody

I-MAB BIOPHARMA 14

Early Phase 1 Responses in Heavily Pretreated Patients Provides Support for Further Studies 5 mg/kg 8 mg/kg 12 mg/kg 15 mg/kg Numbers: CLDN18.2% > Treatment Ongoing PD SD PR Patient Overview: 20 efficacy evaluable patients with CLDN18.2+ GC/GEJ/EAC Three median lines of prior treatment (range 1-10) Dosed at 5-15 mg/kg (defined as the predicted efficacious dosing range, based on preclinical studies) Cohort is a subset of the Phase 1a (NCT04900818) Responses: Three partial response (PR) observed; two of those had received prior anti-PD-(L)1 therapy Stable disease (SD) observed in four patients. Of those, one had a PR on the first scan and subsequently withdrew from the study (counted as SD per RECIST1.1) An additional PR (not on the chart) was observed in a patient with head and neck squamous cell carcinoma receiving 12mg/kg who remained on study 280 days at time of the ESMO 2023 presentation Duration of Treatment in Gastric Cancer Patients > > > > 100 80 80 95 1 50 95 100 30 55 7 20 50 98 25 90 55 99 95 11 Stomach Stomach Stomach Stomach Stomach Gastroesophageal junction Stomach Stomach Gastroesophageal junction Stomach Stomach Stomach Stomach Esophagus Stomach Stomach Stomach Esophagus Stomach Esophagus 0 25 50 75 100 125 150 175 200 225 250 275 300 Study Days (C1D1 to End of Treatment date) Source: ESMO 2023 Notes: Data cut-off as of August 1, 2023; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma

# Safety: Treatment Related AEs

## Treatment-related adverse events (TRAEs) occurred in ≥5% (n=55)

| Preferred Term (all numbers are n(%)) | Grade 1 | Grade 2 | Grade 3 | Grade 4 | Grade 5 | All Grades |
|---|---|---|---|---|---|---|
| Nausea | 10 (18.2) | 3 (5.5) | - | - | - | 13 (23.6) |
| Vomiting | 7 (12.7) | 2 (3.6) | - | - | - | 9 (16.4) |
| Fatigue | 7 (12.7) | 1 (1.8) | - | - | - | 8 (14.5) |
| Anemia | 1 (1.8) | 4 (7.3) | 1 (1.8) | - | - | 6 (10.9) |
| Abdominal pain | 2 (3.6) | 1 (1.8) | - | - | - | 3 (5.5) |
| Alanine aminotransferase increased | 2 (3.6) | - | 1 (1.8) | - | - | 3 (5.5) |
| Diarrhea | 3 (5.5) | - | - | - | - | 3 (5.5) |
| Headache | 1 (1.8) | 2 (3.6) | - | - | - | 3 (5.5) |
| Lymphocyte count decreased | 1 (1.8) | 1 (1.8) | 1 (1.8) | - | - | 3 (5.5) |
| Pruritus | 2 (3.6) | - | 1 (1.8) | - | - | 3 (5.5) |
| Pyrexia | 3 (5.5) | - | - | - | - | 3 (5.5) |
| White blood cell count decreased | - | 2 (3.6) | 1 (1.8) | - | - | 3 (5.5) |

- No DLT was reported up to 15mg/kg, and MTD was not reached
- Most commonly reported TRAEs (>10% of subjects): Grade 1 or 2 nausea (23.6%), vomiting (16.4%), fatigue (14.5%), anemia (10.9%)
- 10 subjects (18.2%) experienced at least one Grade 3 TRAE. No Grade 3 TRAEs occurred in more than one subject
- Onset of gastrointestinal TRAEs: generally, after 14 days of treatment, recovery within one week; none led to drug withdrawal

I-MAB BIOPHARMA

Source: ESMO 2023
Notes: Data cut-off as of August 1, 2023; DLT = dose-limiting toxicity, MTD = maximum tolerated dose; AE = adverse event; TRAE = treatment emergent adverse event

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# Givastomig Yields Better Monotherapy Responses in Patients with Low to High CLDN18.2 Expression Compared to Phase 1/2 Zolbetuximab Studies

| Drug | Givastomig (bi-specific) | Zolbetuximab (mAb) | |
|---|---|---|---|
| **Phase** | **Phase 1** | **Phase 1** | **Phase 2** |
| **CLDN18.2 – Expression of the Study Group** | IHC ≥**$1^+$ in ≥1%** cells | IHC ≥**$1^+$ in ≥1%** cells | IHC ≥ **$2^+$ in ≥ 50%** cells |
| **Diagnosis** | Previously treated GC/GEJ/EAC | Previously treated GC/GEJ | Previously treated GC/GEJ/EAC |
| **Efficacy Evaluable** | 20 | 15 | 43 |
| **ORR** | **15%** (3/20) | Zero | 9% (4/43) |
| **DCR (CR+PR+SD)** | **35%** (7/20) | 1 SD | 23% (10/43) |
| **Source** | Givastomig poster #1039P ESMO 2023 | U Sahin et al. European Journal of Cancer 100 (2018) 17e26 | O Tureci et al. Annals of Oncology 30: 1487–1495, 2019 |

I-MAB BIOPHARMA

Notes: mAb = monoclonal antibody; ORR = objective response rate; DCR = disease control rate; CR = complete response; PR = partial response; SD = stable disease; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal cancer; IHC = immunohistochemistry. **Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes and other factors may impact the comparisons**

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# Potential Differentiations of Givastomig from Other Claudin 18.2 Targeted Competitors

| | Givastomig | Zolbetuximab | ADC – CMG901[3] |
|---|---|---|---|
| **Mechanism of Action** | CLDN18.2 dependent T cell activation in tumor<br>4-1BB agonism to increase T cell expansion in tumor and reinvigorate exhausted T cells<br>Bi-specific antibody designed to have conditional 4-1BB activation | Direct killing of CLDN18.2 tumor cells by ADCC may also release the tumor antigen | CLDN18.2 targeted chemotherapy and direct killing by ADCC<br><br>Lysis of tumor cells by toxin can release the tumor antigen to mediate immune response |
| **Efficacy** | ~20% monotherapy ORR in previously treated CLDN18.2 + GC/GEJ/EAC | ~10% monotherapy ORR in previously treated CLDN18.2 + GC/GEJ/EAC[2] | 33% monotherapy ORR in previously treated CLDN18.2 + GC/GEJ |
| **Safety** | No Grade 3 neutropenia<br>No Grade 3 vomiting | 22% Grade 3 vomiting[2] | 20% Grade 3+ Neutropenia<br>10% Grade 3 vomiting[4] |
| **Claudin 18.2 Targetable Expression** | Broad expression due to Giva-mediated bystander tumor-killing[1] | Limited to targeting higher CLDN-expressing tumors | Likely limited to targeting high CLDN-expressing tumors |

I-MAB BIOPHARMA

1. Givastomig-mediated T cell activation by CLDN18.2-positive tumor cells leads to the killing of nearby CLDN18.2-negative tumor cells
2. Annals of Oncology
3. CMG901 is a CLDN18.2 ADC being developed globally by AstraZeneca
4. ASCO Plenary Series 2023

Notes: ORR = objective response rate, GC/GEJ/EAC = gastric cancer, gastroesophageal junction, EAC = esophageal adenocarcinoma, CLDN = claudin, ADCC = antibody dependent cellular cytotoxicity

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# Unique Bispecific Design Properties and Monotherapy Data in Gastric Cancers May Position Givastomig as Best-in-Class Claudin 18.2 bispecific

**Unique Design to Enable Potential Wide Use Plus Favorable Initial Safety Profile**

**Bispecific design** results in **CLDN18.2 conditional 4-1BB and T cell activation,** potentially limiting toxicity and inducing long-lasting immune memory response

Phase 1 dose escalation reached highest planned dose **without encountering DLT or liver toxicity signals**

**Encouraging Responses in Previously Treated Patients, Including Those with Low CLDN18.2 Expression Levels**

**Objective responses** seen in patients with gastric and esophageal cancer who had received multiple lines of prior treatment, including PD-(L)1, and had low CLDN18.2 levels

**Response rate and tolerability** supports combination in 1L SOC regimens

**Dose Expansion Data and New Nivolumab + Chemotherapy Combo Study Ongoing**

**New dose expansion in combination with nivolumab + chemotherapy cohort** study began in 1H 2024 in treatment naïve patients with gastric cancers

**Updated monotherapy dose expansion data** in CLDN18.2+ patients with gastric cancers whose disease has progressed after previous treatment to be presented at ESMO 2024

I-MAB BIOPHARMA

Notes: Gastric cancers = gastric, gastroesophageal junction and esophageal cancer; ESMO 2024 = the European Society for Medical Oncology Annual Meeting in 2024; SOC = standard of care; DLT = dose limiting toxicity

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# Ragistomig (ABL503/TJ-L14B, targeting PD-L1 and 4-1BB)

A novel bispecific integrates PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator


PD-L1 IgG
4-1BB scFv

| Molecular Design | Target Drug Profile |
|---|---|
| Molecule binds to PD-L1 to **inhibit PD-1/PD-L1 interaction** | ▪ Targeting PD-L1+ tumor cells<br>▪ Blocking PD-L1/PD-1 immune inhibitory signaling |
| PD-L1-dependent **4-1BB activation** at the tumor site | ▪ Potent tumor-directed 4-1BB activation to enhance anti-tumor immunity<br>▪ Enhances anti-tumor immunity and re-invigorates exhausted T cells[1]<br>▪ Localized 4-1BB activation in TME to mitigate liver toxicity and systemic immune response |

**Phase 1 efficacy data presented at ASCO 2024**

1. JITC 2021

Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment; ASCO 2024 = the American Society for Clinical Oncology Annual Meeting in 2024

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Phase 1 Data Support Further Development as a Monotherapy and in Combination with Other Agents Overview: 44 efficacy evaluable patients (53 enrolled) with advanced or relapsed/refractory solid tumors (NCT04762641) 64.2% (34/53) of patients enrolled had at least three prior lines of systemic anti-cancer treatment Efficacy Results at 3 and 5 mg/kg Q2W: Objective Response Rate (ORR) of 26.9% (7/26), Clinical Benefit Ratio (CBR) of 69.2% (18/26) One CR, six PRs, eleven SDs 71.4% of responders had received prior anti-PD-(L)-1 inhibitors The CR was observed in a heavily pretreated ovarian cancer patient dosed at 3 mg/kg (seven lines of prior therapy) Conclusion: Compelling clinical data in checkpoint inhibitor relapsed/refractory and IO naïve patients Treatment Duration (Days) CR start PR start On-going PD start 0.7 mg 2 mg/kg 2 mg 3 mg/kg 7 mg 5 mg/kg 0.3 mg/kg 7 mg/kg 1 mg/kg 10 mg/kg Source: ASCO 2024 Notes: Data cut-off as of April 19, 2024. CR = complete response; PR = partial response; PD = progressive disease; SD = stable disease; IO = Immuno-oncology

Manageable Safety Profile MTD established with 7 mg/kg every two-week dosing Most common TRAEs were increased ALT and increased AST None of the transaminase elevations were accompanied by clinically significant, treatment-related bilirubin increases Grade ≥ 3 ALT or AST increases occurred in 24.5% (13/53) of patients and improved with corticosteroids or ragistomig treatment interruption No cytokine release syndrome occurred, and one infusion-related reaction occurred at 5 mg/kg (Grade 2) ABL503 monotherapy Demography All patients (N = 53) All grades, n(%) Grade ≥ 3, n(%) Any TRAE 40 (75.5) 22 (41.5) TRAE occurring in ≥ 10% of patients Alanine aminotransferase increased 17 (32.1) 12 (22.6) Aspartate aminotransferase increased 16 (30.2) 11 (20.8) Pyrexia 8 (15.1) 1 (1.9) Nausea 7 (13.2) - Rash 7 (13.2) 2 (3.8) Fatigue 6 (11.3) 1 (1.9) Platelet count decreased 6 (11.3) 1 (1.9) Source: ASCO 2024 poster, Table 2 Notes: Data cut-off as of April 19, 2024. MTD = maximally tolerated dose; TRAE = treatment-related adverse events; ALT = alanine aminotransferase; AST = aspartate aminotransferase

Ragistomig Results Compared to Acasunlimab Phase 1 Ragistomig (ABL503) Acasunlimab (GEN1046) Phase Phase 1 (NCT04762641) Phase 1 (NCT03917381) Treatment Monotherapy 0.7 mg – 10 mg/kg, Q2W Monotherapy 25 – 1,200 mg, Q3W Diagnosis Advanced or refractory solid tumors Advanced or refractory solid tumors Efficacy Evaluable 26 (sum of 3 mg/kg and 5 mg/kg) 61 (25 – 1,200 mg) 30 (80 – 200 mg) ORR 26.9% (7/26) 6.6% (4/61) 13.3% (4/30, 80 – 200 mg) DCR (CR+PR+SD) 69.2% (18/26) 65.6% (40/61) Safety Grade 3 AST / ALT: 24.5% (13/53) Grade 3 AST / ALT: 10% Source Ragistomig poster ASCO 2024 Cancer Discovery 2022 Notes: Acasunlimab (Genmab) is developing this mAb = monoclonal antibody. ASCO 2024 = American Society for Clinical Oncology Annual Meeting; ORR = objective response rate; DCR = disease control rate; CR complete response; PR = partial response; SD = stable disease; AST = aspartate aminotransferase; ALT = alanine aminotransferase. Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons

Cash, cash equivalents and short-term investments as of June 30, 2024 were $207.5M Expected cash runway into 2027 supporting multiple potential inflection points Issued and outstanding ordinary shares of 187.3M representing the equivalent of 81.4M ADSs1 Financial Information and Upcoming Milestones Timing Program Milestone Q3 2024 givastomig Updated Phase 1 dose expansion data at ESMO 2024 Monotherapy (CLDN18.2+ patients with GC, GEJ, EAC) data 1H 2025 uliledlimab First patient dosed in Phase 2 Randomized study in combination with pembrolizumab + chemo 2H 2025 uliledlimab Phase 2 PFS data from uliledlimab + toripalimab Randomized study (TJ Bio China-only data) 2H 2025 givastomig Phase 1b in combination with nivolumab + chemo Safety and ORR data in 1L GC, GEJ, EAC Selected Financial Information Anticipated Upcoming Milestones Assuming the conversion of all ordinary shares into ADSs Notes: CPI = checkpoint inhibitor; CLDN = Claudin; GC = gastric cancers; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; ESMO 2024 = the European Society for Medical Oncology Annual Meeting in 2024; PFS = progression free survival; ORR = objective response rate

Stay connected I-Mab Biopharma IR Contact Tyler Ehler Sr. Director, Investor Relations IR@imabbio.com